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APPROXIMATE LOCATION

Map data ©2021
Family-friendlyHealthy OptionsDinnerBreakfast
Big Ma's Kitchen Roxbury

Southern / Soul Food Restaurant

Boston, MA 02119
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 2 for the next $25,000 invested.
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THE PITCH
Big Ma's Kitchen Roxbury is seeking investment to open a new location and purchase new equipment.
First LocationRenovating LocationOperating Pop-ups
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OUR MISSION

At Big Ma's Kitchen, it's our promise to bridge the gap between "traditional soul food" and "healthy soul food" by creating a distinctive cuisine that is geared towards healthy living, with the same great taste.

Evolution: continuously evolve in the processes of taste profiles with the healthy food options such as plant based, vegan and vegetarian options.
Transparency: with all customers in relations to Covid-19 and the entire process from prep to packaging.
Integrity: being open and honest to ensure full customer satisfaction.
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TRADITIONAL SOUL FOOD & HEALTHY SOUL FOOD
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OUR STORY

Big Ma's Kitchen was founded by Robert Thompson in loving memory of his late mother, Dorothy Louise Bailey Thompson who was known to all that she served and loved as "Big MA". She had a passion for cooking that, Robert adopted at an early age. He remembers spending many days and nights watching what he called "Amazing Art" being prepared day in and day out. That's also what we as a people have grown up to know as "Soul Food," our traditional cuisine.

She also had a love for people that was unmatched. In adopting that philosophy and that way of life, Robert decided to bring families together through food.
After careful review and discussing with family, he felt it was time to continue the legacy that his mother created by giving back to his own community in Roxbury, Massachusetts, just as his mother once did.
Hence, Big Ma's Kitchen was born in October 2020.
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TRACTION & VALIDATION

Big Ma's Kitchen's model is centered around our community. In testing for market validation, we hit the streets of our community, garnering support and interest for bringing Big Ma's kitchen to the next level.

Mother passed away in September of 2018
Conducted a survey in the Boston area in relations to trends and patterns
Received an outpour of support from our constituents in the community asking for this identity to be in the Washington Park Mall- Petition in support of coming to the WPM
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THE TEAM
Robert Thompson
Founder/CEO

Robert Thompson is a seasoned veteran in the Culinary Arts field. With an extensive background in Restaurant Management and a short stint as an partner in another start-up restaurant. Robert has a proven track record for success on all levels of the restaurant business with a focus on developing personnel, coaching newly hired and current employees, training and all aspect of management. Robert created Big Ma's Kitchen Roxbury in memory of his late mother to continue the legacy created by her and in addition bringing people together through food.

Myron Ragsdale
District Manager

Myron Ragsdale is a serial foodie, with a extremely diverse background in the food business. He brings intangibles that are unmatched and brings so much to the table. He will lead a group of managers and monitor all day to day operations of the business.

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Q&A
Customer Review

"I couldn't believe it was vegan mac and cheese, that was some of the best mac and cheese I've ever had" - Paul

Customer Review

"Thanks so much for bringing Soul Food back to the community." - Kathrina

Customer Review

"This is what the community needs, I cant wait" - Lisa

Customer Review

"I ordered a fried chicken plate with collard greens and mac and cheese and my 10 year old ate it all and said she wanted more and wants them to cook for her Birthday because she really likes the food. Excellent customer service" - Nicole

Customer Review

"I couldn't believe it was vegan mac and cheese, that was some of the best mac and cheese I've ever had" - Paul

Customer Review

"Thanks so much for bringing Soul Food back to the community." - Kathrina

Customer Review

"This is what the community needs, I cant wait" - Lisa

Customer Review

"I ordered a fried chicken plate with collard greens and mac and cheese and my 10 year old ate it all and said she wanted more and wants them to cook for her Birthday because she really likes the food. Excellent customer service" - Nicole

Customer Review

“I couldn't believe it was vegan mac and cheese, that was some of the best mac and cheese I've ever had” - Paul

Customer Review

"Thanks so much for bringing Soul Food back to the community.” - Kathrina

Customer Review

"This is what the community needs, I cant wait” - Lisa

Customer Review

"I ordered a fried chicken plate with collard greens and mac and cheese and my 10 year old ate it all and said she wanted more and wants them to cook for her Birthday because she really likes the food. Excellent customer service" - Nicole

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build Out $15,000
Commercial Restaurant Equipment $2,500
Material & Fixtures $5,000
Operating Capital $1,000
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $985,500 $1,084,050 $1,159,933 $1,217,929 $1,254,466
Cost of Goods Sold $579,706 $637,676 $682,313 $716,428 $737,920
Gross Profit $405,794 $446,374 $477,620 $501,501 $516,546

EXPENSES

Rent $36,240 $37,146 $38,074 $39,025 $40,000
Utilities $7,200 $7,380 $7,564 $7,753 $7,946
Salaries $126,720 $139,392 $149,149 $156,606 $161,304
Insurance $1,056 $1,082 $1,109 $1,136 $1,164
Equipment Lease $16,800 $17,220 $17,650 $18,091 $18,543
Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Employee Related Expenses $26,064 $26,715 $27,382 $28,066 $28,767
Marketing and Promotions $63,000 $64,575 $66,189 $67,843 $69,539
Telecommunications $3,600 $3,690 $3,782 $3,876 $3,972
Supplies $12,000 $12,300 $12,607 $12,922 $13,245
Gas/Travel $3,600 $3,690 $3,782 $3,876 $3,972
Operating Profit $107,714 $131,339 $148,441 $160,369 $166,108
This information is provided by Big Ma's Kitchen Roxbury. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
BMK PP&L.xlsx
Appendix Profit and Loss Statement.xlsx
BIG MA'S KITCHEN BUSINESS PLAN 2020.docx
Investment Round Status

$25,000

TARGET

$50,000

MAXIMUM

This investment round closes on July 7, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Big Ma's Kitchen, LLC.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 1%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up a portion of the Big Ma's Kitchen Roxbury's fundraising. However, Big Ma's Kitchen Roxbury may require additional funds from alternate sources at a later date.

No operating history

Big Ma's Kitchen Roxbury was established in October. 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact Big Ma's Kitchen, LLC. ability to generate revenue and/or continue operations. The upside to this fact is that we are in the process of reopening which could be promising. If operations are ceased due to COVID-19 controls, Big Ma's Kitchen, LLC. can not guarantee that it will resume operations in the future. As a whole we don't feel there are any other risk involved and are extremely confident that the likelihood of success is greater than none.

Limited Operating History

Big Ma's Kitchen, LLC. is a newly established entity and has minimal history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Big Ma's Kitchen Roxbury, LLC. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Big Ma's Kitchen Roxbury, LLC. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Big Ma's Kitchen Roxbury, LLC. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Big Ma's Kitchen Roxbury, LLC.'s core business or the inability to compete successfully against the with other competitors could negatively affect Big Ma's Kitchen Roxbury, LLC.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Big Ma's Kitchen Roxbury, LLC.'s management or vote on and/or influence any managerial decisions regarding Big Ma's Kitchen Roxbury, LLC.. Furthermore, if the founders or other key personnel of Big Ma's Kitchen Roxbury, LLC. were to leave Big Ma's Kitchen Roxbury, LLC. or become unable to work, Big Ma's Kitchen Roxbury, LLC. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Big Ma's Kitchen Roxbury, LLC. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Big Ma's Kitchen Roxbury, LLC. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Big Ma's Kitchen Roxbury, LLC. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Big Ma's Kitchen Roxbury, LLC. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Big Ma's Kitchen Roxbury, LLC.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Big Ma's Kitchen Roxbury, LLC.'s financial performance or ability to continue to operate. In the event Big Ma's Kitchen Roxbury, LLC. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Big Ma's Kitchen Roxbury, LLC. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Big Ma's Kitchen Roxbury, LLC. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Big Ma's Kitchen Roxbury, LLC. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Big Ma's Kitchen Roxbury, LLC. will carry some insurance, Big Ma's Kitchen Roxbury, LLC. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Big Ma's Kitchen Roxbury, LLC. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Big Ma's Kitchen Roxbury, LLC.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Big Ma's Kitchen Roxbury, LLC.'s management will coincide: you both want Big Ma's Kitchen Roxbury, LLC. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Big Ma's Kitchen Roxbury, LLC. to act conservative to make sure they are best equipped to repay the Note obligations, while Big Ma's Kitchen Roxbury, LLC. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Big Ma's Kitchen Roxbury, LLC. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Big Ma's Kitchen Roxbury, LLC. or management), which is responsible for monitoring Big Ma's Kitchen Roxbury, LLC.'s compliance with the law. Big Ma's Kitchen Roxbury, LLC. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Big Ma's Kitchen Roxbury, LLC. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Big Ma's Kitchen Roxbury, LLC. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Big Ma's Kitchen Roxbury, LLC., and the revenue of Big Ma's Kitchen Roxbury, LLC. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Big Ma's Kitchen Roxbury, LLC. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Big Ma's Kitchen Roxbury. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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